Idaho Power Company
                       Consolidated Financial Information

 Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividend
                                  Requirements
                                                                                        Twelve Months
                                               Twelve Months Ended December 31,             Ended
                                                    (Thousands of Dollars)               September 30,
                                         1989      1990      1991      1992      1993        1994
Computation of Ratio of Earnings to
 Fixed Charges:
  Consolidated net income             $ 84,737  $ 69,241  $ 57,872  $ 59,990  $ 84,464    $ 79,746
Income taxes:
  Income taxes (includes amounts
   charged to other income and
   deductions)                          45,336    26,418    24,321    24,601    38,057      34,315
  Investment tax credit adjustment      (3,295)   (3,184)   (3,177)   (1,439)   (1,583)     (2,719)

     Total income taxes                 42,041    23,234    21,144    23,162    36,474      31,596

Income before income taxes             126,778    92,475    79,016    82,152   120,938     111,342

Fixed Charges:
  Interest on long-term debt            49,629    50,119    54,370    53,408    53,706      51,179
  Amortization of debt discount,
   expense and premium - net               238       309       374       392       507         566
  Interest on short-term bank loans      2,200     1,027       935       647       220         639
  Other interest                         3,164     2,259     3,297     1,011     2,023       2,476
  Interest portion of rentals              757       902       884       683     1,077         893

     Total fixed charges                55,988    54,616    59,860    56,141    57,533      55,753
  Suppl increment to fixed charges*      2,321     1,969     1,599     2,487     2,631       2,624

     Supplemental fixed charges         58,309    56,585    61,459    58,628    60,164      58,377
   Preferred dividend requirements       6,374     5,685     6,663     7,611     8,547      10,037
     Total supplemental fixed charges
      and preferred dividends           64,683    62,270    68,122    66,239    68,711      68,414

Supplemental earnings - as defined    $185,087  $149,060  $140,475  $141,780  $181,102    $169,719

Supplemental ratio of earnings to
 fixed charges and preferred
 dividends                               2.86X     2.39X     2.06X     2.14X     2.64X       2.48X

* Explanation of increment:
  Interest on the guaranty of American Falls Reservoir District Bonds and Milner Dam Inc. Notes which are already included in operating expense.
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